                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No._______)*
                                             ------

                                       RTI Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                       0007497391
-------------------------------------------------------------------------------
                                     (CUSIP Number)

        Carla S. Newell, 600 Hansen Way, Second Floor, Palo Alto, CA 94304
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      March 11, 1996
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 0007497391                                          Page 2 of 9 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    SteriGenics International, Inc. ("SteriGenics")
    Tax ID Number: 95-3323502
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / /  (b)  / /
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
Available cash reserves.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                           California
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    NUMBER OF           7    SOLE VOTING POWER
      SHARES                 118,000 Shares of Common Stock issuable upon
    BENEFICIALLY             conversion of Preferred Stock.
OWNED BY EACH REPORTING
      PERSON
       WITH;
                        --------------------------------------------------------

                        8    SHARED VOTING POWER
                             Please see response to row 7.
                        --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
                             118,000 Shares of Common Stock issuable upon
                             conversion of Preferred Stock.
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             Please see response to row 9.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
--------------------------------------------------------------------------------
         118,000 Shares of Common Stock issuable upon conversion of Preferred Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                           9.9%
--------------------------------------------------------------------------------
14  TYPE OR REPORTING PERSON*
                                                           CO
--------------------------------------------------------------------------------
                         SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 3 of 9 Pages

ITEM 1.        SECURITY AND ISSUER

               Common Stock

               RTI Inc.
               108 Lake Denmark Road
               Rockaway, NJ  07866-4317

ITEM 2(a)      NAME.

               SteriGenics International ("SteriGenics")

               SteriGenics Executive Officers:

                    James F. Clouser ("Clouser"), Chief Executive Officer and Director
                    Charles W. King, Jr., Chairman of the Board
                    Edward M. Miller ("Miller"), Chief Financial Officer

               SteriGenics Directors:

                    Charles W. King, Jr. ("King"), Director
                    Walter G. Kortschak ("Kortschak"), Director
                    Thomas Stephenson ("Stephenson"), Director

               SteriGenics Principal Shareholders:

               Summit Ventures III, L.P. ("Summit")

                    Summit Partners III, L.P. ("SP III"), General Partner of Summit
                    Stamps, Woodsum & Co. III ("SW&Co. III"), General Partner of SP III
                    Gregory M. Avis ("Avis"), General Partner of SW&Co. III
                    Bruce R. Evans ("Evans"), General Partner of
                    SW&Co. III
                    John A. Genest ("Genest"), General Partner of
                    SW&Co. III
                    Ernest K. Jacquet ("Jacquet"), General Partner of
                    SW&Co. III
                    Martin J. Mannion ("Mannion"), General Partner of
                    SW&Co. III
                    Thomas S. Roberts ("Roberts"), General Partner of
                    SW&Co. III
                    E. Roe Stamps, IV ("Stamps"), General Partner of
                    SW&Co. III

               Sequoia Capital Growth Fund ("Sequoia")
                    Sequoia Partners (CF) ("SP CF"), General Partner of Sequoia Thomas F. Stephenson ("Stephenson"), General Partner of SP Donald P. Valentine, General Partner of SP CF
                    Pierre Lamond ("Lamond"), General Partner of SP CF
                    Gordon Russell ("Russell"), General Partner of SP CF Michael Moritz ("Moritz"), General Partner of SP CF
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                                                             Page 4 of 9 Pages

               The Charles W. King Jr. Revocable Trust dated December 17, 1986 ("King Jr. Trust")

                    Charles W. King, Jr. ("King"), Sole Trustee

               The Charles Wilbur King III Revocable Trust dated April 15, 1983 ("King III Trust")

                    Arthur C. Rinsky ("Rinsky"), Co-Trustee
                    Charles W. King, III ("King III"), Co-Trustee
                    Thomas C. Sorenson ("Sorenson"), Co-Trustee

               The Michael James King Revocable Trust dated April 15, 1983 ("M. King Trust")

                    Arthur C. Rinsky ("Rinsky"), Co-Trustee
                    Charles W. King, III ("King III"), Co-Trustee
                    Thomas C. Sorenson ("Sorenson"), Co-Trustee

               The Patricia Morley King Revocable Trust dated April 15, 1983 ("P. King Trust")

                    Arthur C. Rinsky ("Rinsky"), Co-Trustee
                    Charles W. King, III ("King III"), Co-Trustee
                    Thomas C. Sorenson ("Sorenson"), Co-Trustee

ITEM 2(b)      BUSINESS ADDRESS.

               SteriGenics International
               4020 Clipper Court
               Fremont, CA  94538
                    Clouser
                    Miller

               Summit Partners, L.P.
               499 Hamilton Avenue, Suite 200
               Palo Alto, CA  94301
                    Kortschak

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                                                             Page 5 of 9 Pages

               Summit Ventures III, L.P.
               One Boston Place, 34th Floor
               Boston, MA  02108
                    SP III
                    SW&Co. III
                    Avis
                    Evans
                    Genest
                    Jacquet
                    Mannion
                    Roberts
                    Stamps

               Sequoia Capital Growth Fund
               3000 Sand Hill Road
               Building 4, Suite 280
               Menlo Park, CA  94025
                    SP III
                    Stephenson
                    Valentine
                    Lamond
                    Russell
                    Moritz

               The Charles W. King Jr. Revocable Trust dated December 17, 1986 The Charles Wilbur King III Revocable Trust dated April 15, 1983 The Michael James King Revocable Trust dated April 15, 1983
               The Patricia Morley King Revocable Trust dated April 15, 1983 c/o Charles W. King, Jr.
               416 Sand Hill Circle
               Menlo Park, CA  94025
                    King

               Gray Cary Ware & Friedenrich
               400 Hamilton Avenue
               Palo Alto, CA  94301-1825
                    Rinsky

               Rieusset Corporation
               1999 S. Bascom Avenue, Suite #925
               Campbell, CA  95008
                    Sorenson

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                                                             Page 6 of 9 Pages

ITEM 2(c)      PRINCIPAL OCCUPATION.

               SteriGenics
                    Clouser, Chief Executive Officer and Director
                    Miller, Chief Financial Officer

               Summit Ventures III, L.P.
                    Avis, Venture Capitalist
                    Evans, Venture Capitalist
                    Genest, Venture Capitalist
                    Jacquet, Venture Capitalist
                    Mannion, Venture Capitalist
                    Roberts, Venture Capitalist
                    Stamps, Venture Capitalist

               Summit Partners, L.P.
                    Kortschak, Venture Capitalist

               Sequoia Capital Growth Fund
                    Stephenson, Venture Capitalist
                    Valentine, Venture Capitalist
                    Lamond, Venture Capitalist
                    Russell, Venture Capitalist
                    Moritz, Venture Capitalist

               The Charles W. King Jr. Revocable Trust dated December 17, 1986 The Charles Wilbur King III Revocable Trust dated April 15, 1983 The Michael James King Revocable Trust dated April 15, 1983
               The Patricia Morley King Revocable Trust dated April 15, 1983
                    King, Real Estate Developer
                    Rinsky, Attorney
                    Sorenson, Independent Accountant

ITEM 2(d)      Not applicable for all persons.

ITEM 2(e)      Not applicable for all persons.

ITEM 2(f)      CITIZENSHIP.

               SteriGenics is a California corporation.

               Summit Ventures III, L.P. (15.01%) is a Delaware limited partnership. Summit Partners III, L.P. is a Delaware limited partnership, of which SP III is the general partner, SW&Co. III is the general partner


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                                                             Page 7 of 9 Pages

               Sequoia Capital Growth Fund (7.15%) is a California limited partnership. Sequoia Partners (CF) is a California limited partnership.

               The Charles W. King Jr. Revocable Trust dated
               December 17, 1986 (12.12%) is a California revocable trust.

               The Charles Wilbur King III Revocable Trust dated April 15, 1983 (20.78%) is a California revocable trust.

               The Michael James King Revocable Trust dated April 15, 1983 (20.78%) is a California revocable trust.

               The Patricia Morley King Revocable Trust dated April 15, 1983 (20.78%) is a California revocable trust.

               All natural persons referred to in Item 2.A. are United States citizens.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Available cash reserves.

ITEM 4.        PURPOSE OF TRANSACTION

               To fund the ongoing business of RTI pending the closing of a sale of substantially all of RTI's assets other than its Rockaway facility to SteriGenics pursuant to the terms of an Asset Purchase Agreement, attached hereto as Exhibit 7.1.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER

               No person listed in response to Item #2, other than SteriGenics, is the beneficial owner of any securities of RTI.


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                                                             Page 8 of 9 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               SteriGenics has entered into agreements with four of RTI's shareholders pursuant to which each such shareholder agrees to vote in favor of the sale of RTI assets to SteriGenics. Copies of such Voting Agreements are attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               7.1 Asset Acquisition Agreement by and between Sterigenics International and RTI Inc., dated February 26, 1996.

               7.2 Voting Agreement by and between Sterigenics International and Theo Muller, dated February 26, 1996.

               7.3 Voting Agreement by and between SteriGenics International and David H. Smith, dated March 8, 1996.

               7.4 Voting Agreement by and between SteriGenics International and David Della Donna, dated March 11, 1996.

               7.5 Voting Agreement by and between Sterigenics International and John N. Scandalios, dated March 11, 1996.

               7.6 Series A Preferred Stock Purchase Agreement by and between RTI Inc. and Sterigenics International, dated February 26, 1996.

               7.7 Option Agreement by and between RTI Inc. and Sterigenics International, dated February 26, 1996.

                                                             Page 9 of 9 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1996


SteriGenics International

  /s/ Edward Miller
-----------------------------------
Edward Miller
Chief Financial Officer